SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of May 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     GROHE Aktiengesellschaft
                                                             (Registrant)


28 May 2004                                 By: /s/ Michael Grimm
                                                ---------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


28 May 2004                                 By: /s/ Heiner Henke
                                                ---------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

GROHE AKTIENGESELLSCHAFT


Interim Financial Information
March 31, 2004 and 2003



TABLE OF CONTENTS


Forward-looking Statements..................................................................................iii
Unaudited Interim Consolidated Financial Statements...........................................................1
         Unaudited Consolidated Statements of Operations......................................................2
         Consolidated Balance Sheets..........................................................................3
         Unaudited Consolidated Statements of Changes in Shareholders' Equity.................................5
         Unaudited Consolidated Statements of Cash Flows......................................................6
         Notes to the Unaudited Interim Consolidated Financial Statements.....................................7
Operating and Financial Review and Prospects.................................................................17
Quantitative and Qualitative Disclosure about Market Risk....................................................29
Calculations of EBITDA as defined in the Indenture...........................................................37

FORWARD-LOOKING STATEMENTS

THIS REPORT INCLUDES FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS REPORT, INCLUDING THE STATEMENTS UNDER THE HEADINGS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK" AND ELSEWHERE IN THIS INTERIM REPORT REGARDING OUR FINANCIAL CONDITION OR PLANS TO INCREASE REVENUES AND STATEMENTS REGARDING OTHER FUTURE EVENTS OR PROSPECTS, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "MAY", "WILL", "EXPECT", "ANTICIPATE", "BELIEVE", "FUTURE", "AIM", "CONTINUE", "HELP", "ESTIMATE", "PLAN", "INTEND", "SHOULD", "SHALL" OR THE NEGATIVE OR OTHER VARIATIONS OF THEM AS WELL AS OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACT, ARE OR MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON MANAGEMENT'S CURRENT VIEW WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE VIEWS REFLECT THE BEST JUDGMENT OF OUR EXECUTIVES BUT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PREDICTED IN OUR FORWARD-LOOKING STATEMENTS AND FROM PAST RESULTS, PERFORMANCE OR ACHIEVEMENTS. ALTHOUGH WE BELIEVE THAT THE ESTIMATES AND PROJECTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, SUCH ESTIMATES AND PROJECTIONS MAY PROVE TO BE INCORRECT, AND OUR ACTUAL RESULTS MAY DIFFER FROM THOSE DESCRIBED IN OUR FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION AND CHANGES IN RAW MATERIAL PRICES.

WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED IN THIS REPORT AND IN OUR ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2003. AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

GROHE AKTIENGESELLSCHAFT


Unaudited Interim Consolidated Financial Statements
March 31, 2004 and 2003


                            GROHE AKTIENGESELLSCHAFT
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (EURO IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                       Three months ended March 31,
                                                                    ------------------------------------
                                                                          2004              2003
                                                            NOTE

                                                           -------  ----------------- ------------------
Sales                                                                     221,383            237,812
Cost of sales                                                            (122,689)          (133,499)
                                                                    ----------------- ------------------
Gross profit                                                               98,694            104,313
                                                                    ----------------- ------------------

Selling, general and administrative expenses                              (56,155)           (57,440)
Research and development                                                   (6,435)            (6,334)
Amortization of tradename                                                  (4,846)            (4,838)
                                                                    ----------------- ------------------

Operating income                                                           31,258             35,701

Interest income                                                               367                693
Interest expense                                                          (14,709)           (22,666)
Financial loss from interest rate derivatives                              (8,212)              (984)

Other income (expense), net                                   3               759                248

                                                                    ----------------- ------------------
Income before income taxes and
    minority interests                                                      9,463             12,992

Income tax expense                                                         (4,390)            (4,934)

                                                                    ----------------- ------------------

Income before minority interests                                            5,073              8,058

Minority interests                                                           (190)              (206)

                                                                    ----------------- ------------------

Net income                                                                  4,883              7,852

                                                                    ================= ==================

Basic and diluted earnings per common share                   2               0.10                n/a

Weighted average number of shares outstanding
   basic and diluted                                          2         51,374,300                n/a

     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                            GROHE AKTIENGESELLSCHAFT
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                                 March 31,         December 31,
                                                                                    2004               2003
                                                                     NOTE       (unaudited)
                                                                    --------  -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                                     42,179             56,623
     Restricted cash                                                               17,868             31,104

     Accounts receivable
       Trade accounts receivable less allowance for
           doubtful accounts of (euro)
           7,894 and (euro) 7,688 at March 31,
           2004 and December 31, 2003,
           respectively                                                           179,391            154,091
       Due from equity method investees                                             3,120              2,998
                                                                              -----------------  -----------------
                                                                                  182,511            157,089
                                                                              -----------------  -----------------

     Inventories                                                       4          125,783            112,511
     Deferred income taxes                                                         11,232              9,000
     Prepaid expenses                                                               2,735              1,365
     Land and buildings held for sale                                               1,339              1,339
     Other current assets                                                          36,054             40,210

                                                                              -----------------  -----------------

         Total current assets                                                     419,701            409,241

                                                                              -----------------  -----------------


     Deferred income taxes                                                          2,660              2,626
     Other noncurrent assets                                                       26,414             27,178

     Property, plant and equipment
       Land, buildings and improvements, net                                      127,580            128,489
       Equipment and machinery, net                                                26,120             27,667
       Other factory and office equipment, net                                     42,899             43,761
       Advances and construction in process                                        12,119             11,606
                                                                              -----------------  -----------------
                                                                                  208,718            211,523
                                                                              -----------------  -----------------


     Intangible assets                                                 5
       Tradename, net                                                             203,107            207,953
       Software and other intangible assets, net                                   15,779             16,962
       Intangible pension asset                                                        10                 10
                                                                              -----------------  -----------------
                                                                                  218,896            224,925
                                                                              -----------------  -----------------

     Goodwill, net                                                     6          441,680            440,424

                                                                              -----------------  -----------------

         Total assets                                                           1,318,069          1,315,917

                                                                              =================  =================


     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                            GROHE AKTIENGESELLSCHAFT
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)



                                                                               March 31,         December 31,
                                                                                  2004              2003
                                                                   NOTE       (unaudited)

                                                                 ---------  -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                                38,602              38,800
     Current maturities of capital leases                                            271                 298
     Short-term debt to banks                                                        997               2,230

     Trade accounts payable                                                       26,288              24,019
     Current tax liabilities                                                      28,167              25,281
     Deferred tax liabilities                                                          0                 168
     Other accrued expenses and current liabilities                 7            142,202             149,963

                                                                            -----------------  ------------------

       Total current liabilities                                                 236,527             240,759

                                                                            -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                                     486,322             487,062
     Long-term debt to related parties                                            55,723              54,165
     Long-term debt to shareholders                                               16,565              16,103
     Bonds                                                                       200,000             200,000
     Capital leases                                                                  229                 220
     Pension and similar obligations                                             163,656             161,264
     Other accrued expenses and noncurrent liabilities                            18,978              17,830
     Deferred income taxes                                                        52,092              54,416
                                                                            -----------------  ------------------

       Total noncurrent liabilities                                              993,565             991,060

                                                                            -----------------  ------------------

   Commitments and contingencies                                    9

   Minority interests in consolidated subsidiaries                                 1,942               1,959

   Shareholders' equity
     Common stock, no par value, 51,374,300 shares
       authorized and issued at March 31, 2004 and
       December 31, 2003 , respectively                                           51,374              51,374
     Additional paid in capital, net of subscription
        receivable of(euro)299 at March 31, 2004
        and December 31, 2003, respectively                                      117,173             117,173
     Deferred compensation                                                        (1,006)             (1,104)
     Accumulated deficit                                                         (71,559)            (76,442)
     Accumulated other comprehensive loss                                         (9,947)             (8,862)
                                                                            -----------------  ------------------

       Total shareholders' equity                                                 86,035              82,139

                                                                            -----------------  ------------------

         Total liabilities and shareholders' equity                            1,318,069           1,315,917

                                                                            =================  ==================

     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                            GROHE AKTIENGESELLSCHAFT
                       UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)

                                                                                      Accumulated other
                                                                                comprehensive income (loss)
                                                                               ----------------------------
                                       Share                                   Foreign      Deferred
                                      capital/ Additional Deferred             currency       gain    Minimum     Total
                                       Common   paid in   compen-  Accumulated translation  on hedge  pension  shareholders'
                                       stock    capital    sation    deficit   adjustment  contracts liability   equity
                                        ------   -------  ------    -------      -------     -----      ----     --------

Balance at December 31, 2002            51,374   163,204  (1,788)   (57,510)     (3,429)         0      (483)     151,368
                                        ------   -------  ------    -------      -------     -----      ----      -------
       Amortization of deferred
         compensation                                        277                                                      277
       Comprehensive income (loss):
          Net income                                                  7,852                                         7,852
          Foreign currency
            translation adjustment                                               (4,045)                           (4,045)
          Cash flow hedges                                                                   3,481                  3,481
          Minimum pension liability
            adjustment                                                                                     8            8
                                                                                                                  -------
              Total comprehensive income                                                                            7,296
                                        ------   -------  ------    -------      -------     -----      ----      -------

Balance at March 31, 2003               51,374   163,204  (1,511)   (49,658)     (7,474)     3,481      (475)     158,941
                                        ======   =======  ======    =======      =======     =====      ====      =======

Balance at December 31, 2003            51,374   117,173  (1,104)   (76,442)     (16,123)    8,129      (868)      82,139
                                        ------   -------  ------    -------      -------     -----      ----      -------
       Amortization of deferred
         compensation                                         98                                                       98
       Comprehensive income (loss):
          Net income                                                  4,883                                         4,883
          Foreign currency
            translation adjustment                                                1,981                             1,981
          Cash flow hedges                                                                  (3,043)                (3,043)
          Minimum pension liability
            adjustment                                                                                   (23)         (23)
                                                                                                                  -------
              Total comprehensive income                                                                           3,798
                                        ------   -------  ------    -------      -------     -----      ----      -------
Balance at March 31, 2004               51,374   117,173  (1,006)   (71,559)     (14,142)    5,086      (891)      86,035
                                        ======   =======  ======    =======      =======     =====      ====      =======


     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                            GROHE AKTIENGESELLSCHAFT
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)


                                                          Three months ended March 31,
                                                          -----------------------------
                                                              2004            2003
                                                          --------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  4,883          7,852
   Minority interests in income of subsidiaries                  190            206
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation of fixed assets                          8,276          8,808
         Amortization of tradename                             4,846          4,838
         Amortization of software and other intangibles        1,607            990
         Deferred income taxes                                (2,870)        (4,169)
         (Income) loss from equity method investees               65            (45)
         Noncash compensation                                     98            277
         Gains from disposal of long-lived assets, net            (8)           (71)
         Derivative financial instruments                      6,435          4,536
         Accrued interest on long-term debt
               to related parties and shareholders             2,020          4,964
         Changes in operating assets and liabilities
             Accounts receivable                             (25,386)       (34,148)
             Inventories                                     (13,236)         4,846
             Prepaid expenses and other assets                (3,170)         6,192
             Accounts payable                                  2,269        (14,371)
             Pension and similar obligations                   2,360          2,344
             Other accrued expenses and liabilities           (8,429)        (3,652)
                                                          --------------  -------------
   NET CASH USED FOR OPERATING ACTIVITIES                    (20,050)       (10,603)
                                                          --------------  -------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment           (5,810)        (3,597)
         Proceeds from sale of property, plant and
               equipment                                          58            251
         Purchases of intangible assets                         (183)        (3,017)
         Purchases of shares from minorities                       0         (2,208)
         Dividends received from equity method investees           0            556
                                                          --------------  -------------
  NET CASH USED FOR INVESTING ACTIVITIES                      (5,935)        (8,015)
                                                          --------------  -------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Decrease in restricted cash                          13,236          6,619
         Decrease in short-term debt to banks                 (1,287)             0
         Proceeds from issuance of long-term debt to
               banks                                               0        330,000
         Principal payments on long-term debt to banks          (650)      (336,126)
         Refinancing charges                                       0         (7,059)
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       11,299         (6,566)
                                                          --------------  -------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                       242           (197)
                                                          --------------  -------------
   NET DECREASE IN CASH AND CASH EQUIVALENTS                 (14,444)       (25,381)

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                  56,623         71,299
                                                          --------------  -------------
      AT END OF PERIOD                                        42,179         45,918
                                                          ==============  =============

   Supplemental disclosure of cash flow information
      Interest paid                                           11,732         11,086
      Income taxes paid (benefits received), net               4,448          6,909
      Other payments to related parties                           79            164

     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

NOTE 1. FORMATION AND BASIS OF PRESENTATION

Grohe Aktiengesellschaft and its subsidiaries ("GROHE", "GROHE Group" or the "Company") design, manufacture and market an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems.

Grohe Aktiengesellschaft, with its corporate headquarters in Hemer, Germany, was originally formed in 1999 as a limited liability company under German law and was converted into a stock corporation in October 2003. As a holding company, Grohe Aktiengesellschaft does not directly conduct any business operations. Business operations are carried out by Grohe Water Technology AG & Co. KG and its subsidiaries. Grohe Aktiengesellschaft indirectly owns 99.7% of Grohe Water Technology AG & Co. KG.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the annual report for fiscal year 2003. Sales and operating results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

The same accounting principles and valuation methods have been applied for the unaudited interim consolidated financial statements compared to the audited consolidated financial statements referred to above.


NOTE 2. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period plus all potentially dilutive common shares. At March 31, 2004, GROHE had no potentially dilutive common shares outstanding.

In October 2003 the Company was converted from a limited liability company into a stock corporation. As a limited liability company in accordance with German law ("GmbH") the equity interests of the

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

shareholders in Grohe Aktiengesellschaft were not represented by a number of equal shares. Accordingly, there is no per share amount assignable to the Company for the three months ended March 31, 2003.


NOTE 3. OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:


                                                        Three months ended March 31,

                                                      ----------------------------------

                                                            2004             2003
----------------------------------------------------- ---------------  -----------------

Foreign currency gains (losses), net                          994              623
Income (loss) from equity method investees                    (65)              45
Expenses related to the refinancing of loans
   from related parties and shareholders                        0             (345)
Miscellaneous                                                (170)             (75)
----------------------------------------------------- ---------------  -----------------
                                                              759              248
----------------------------------------------------- ---------------  -----------------



NOTE 4. INVENTORIES

Inventories at March 31, 2004 and December 31, 2003 were comprised as follows:

                                                         March 31,       December 31,
                                                            2004             2003

----------------------------------------------------- ---------------  -----------------
Raw materials and supplies                                  36,423           31,987
Work in process                                             36,034           31,136
Finished goods and goods purchased for resale               53,326           49,388
----------------------------------------------------- ---------------  -----------------
                                                           125,783          112,511
----------------------------------------------------- ---------------  -----------------

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

NOTE 5. INTANGIBLE ASSETS

Intangible assets comprise of:

                                                                    March 31,       December 31,
                                                                      2004              2003

                                                                ---------------- -------------------

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
      Tradename                                                       290,776           290,776
       Software                                                        25,685            25,259
----------------------------------------------------------------------------------------------------
                                                                      316,461           316,035
----------------------------------------------------------------------------------------------------

   ACCUMULATED AMORTIZATION

      Tradename                                                        87,669            82,823
       Software                                                         9,906             8,297
----------------------------------------------------------------------------------------------------
                                                                       97,575            91,120
----------------------------------------------------------------------------------------------------

   CARRYING AMOUNT
      Tradename                                                       203,107           207,953
       Software                                                        15,779            16,962
----------------------------------------------------------------------------------------------------
                                                                      218,886           224,915
----------------------------------------------------------------------------------------------------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Intangible pension asset                                                10                10

----------------------------------------------------------------------------------------------------
TOTAL CARRYING AMOUNT OF INTANGIBLE ASSETS                            218,896           224,925
----------------------------------------------------------------------------------------------------

Additions relating to software amounted to (euro) 183 in the three months ended March 31, 2004. Software is amortized over 3 to 5 years and tradename is amortized over 15 years. Amortization expense for tradename and software amounted to (euro) 6,453 in the three months ended March 31, 2004.

As of March 31, 2004, estimated amortization expense for other intangible assets is as follows: (euro) 18,394 for the remainder of 2004, (euro) 24,787 in 2005,
(euro) 21,838 in 2006, (euro) 21,838 in 2007, (euro) 20,611 in 2008, and (euro)
19,371 in 2009.

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 6. GOODWILL

The carrying amount of goodwill changed as follows:

                                              Germany and        European          Overseas
                                            direct exports     subsidiaries      subsidiaries          Total
-------------------------------             --------------     ------------      ------------        ---------
Balance as of December 31, 2003                   340,411          57,616            42,397            440,424
-------------------------------             --------------     ------------      ------------        ---------
   Effects of foreign currency
       exchange rate changes                            0              35             1,221             1,256
-------------------------------             --------------     ------------      ------------        ---------
Balance as of March 31, 2004                      340,411          57,651            43,618           441,680
-------------------------------             --------------     ------------      ------------        ---------



NOTE 7: OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities include accruals for product warranties. GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. In some foreign countries GROHE also grants a life time warranty for some product features. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

                                                    Three months ended March 31,
                                                  ------------------------------
                                                        2004             2003
-------------------------------------------------  ---------------- ------------
Balance at January 1,                                   9,681            9,494
-------------------------------------------------  ---------------- ------------
Foreign currency changes                                   (5)             (20)
Utilizations                                           (1,298)          (1,581)
Additions for warranties issued in current period       1,558            1,809
-------------------------------------------------  ---------------- ------------
Balance at March 31,                                    9,936            9,702
-------------------------------------------------  ---------------- ------------

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 8: NET PERIODIC COSTS FOR PENSIONS AND SIMILAR OBLIGATIONS

Net periodic pension cost comprised of the following:

                                            Three months ended March 31,

                                          ----------------------------------

                                                2004             2003

----------------------------------------------------------- ----------------
Service cost                                    1,506            1,414
Interest cost                                   2,400            2,355
Expected return on plan assets                    (99)             (79)
Amortization of unrecognized losses                40               29
Amortization of prior service cost                 41               44
----------------------------------------------------------- ----------------
Net periodic pension cost                       3,888            3,763
----------------------------------------------------------- ----------------


Net periodic cost for other post-retirement benefits comprised of the following:

                                            Three months ended March 31,

                                          ----------------------------------

                                                2004             2003

----------------------------------------------------------- ----------------
Service cost                                       25               26
Interest cost                                      36               43
Amortization of unrecognized losses                13               18
----------------------------------------------------------- ----------------
Net periodic post-retirement cost                  74               87
----------------------------------------------------------- ----------------

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------




NOTE 9. COMMITMENTS AND CONTINGENCIES


LITIGATION
In March 2000 the company now named Grohe Water Technology AG & Co. KG was converted from a stock company named Friedrich Grohe AG to a limited partnership, named Friedrich Grohe AG & Co. KG. A number of minority shareholders subsequently challenged this conversion by filing claims with German courts. In particular, the claimants seek the removal of the entry of the limited partnership from the commercial register and the nullification of the resolution to convert. In addition, one minority shareholder seeks the invalidation of the year 2000 financial statements of Grohe Water Technology AG & Co. KG. The plaintiffs were unsuccessful in the proceedings for removal of the entry of the limited partnership in the court of last instance. Some of these plaintiffs have nevertheless instituted proceedings with the German Federal Constitutional Court, claiming that the decision by the court of last instance breached their constitutional rights. These proceedings are still pending. All further proceedings have been suspended until the German Federal Constitutional Court has made a decision. To date, all court decisions on the merits of these claims have been in favor of Grohe Water Technology AG & Co. KG and the Company believes that the chance of the claimants to succeed in any of the aforementioned proceedings is remote.

Minority shareholders who opposed the shareholder resolution to convert Friedrich Grohe AG into a limited partnership were entitled to sell their shares to the company pursuant to a mandatory cash settlement offer. Some minority shareholders have requested that the amount of the cash settlement offer, which was (euro) 330.20 per former share with a nominal value of DM 50 ((euro) 25.56 ), be examined in an arbitration procedure provided for by law. The court may determine a higher cash settlement in the course of the arbitration procedure. At the current stage of the arbitration proceedings, it appears likely that a higher cash settlement amount may be set which - according to a statement by an expert appointed by the court - could reach an amount of (euro) 511.28 per former share with a nominal value of DM 50. Any higher cash settlement determined by the court would apply to 50,195 former shares with a nominal value of DM 50 of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG from a stock corporation into a limited partnership. In case the court determines a higher cash settlement amount, the corresponding payment would lead to an increase in the acquisition costs for the above-mentioned shares of Friedrich Grohe AG.

Other legal disputes are pending in the normal course of business. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results or cash flow of the Company. Legal costs are expensed as incurred.

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS
In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. Subsequent to the environmental assessments in 2000, GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues in 2001 and 2002, and, as a result, by the end of 2002, had reduced the contamination to the extent required at two sites. In addition, GROHE sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against the Company with respect to this site. At the remaining three sites, the necessary remedial actions have been agreed upon with the respective environmental authorities and are already initiated or in preparation. The Company believes that the remediation activities already undertaken significantly reduced identified environmental risks. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable in accordance with SOP 96-1 "Environmental Remediation Liabilities". Probable remediation costs provided for in the financial statements amount to (euro) 22 and (euro) 24 at March 31, 2004 and December 31, 2003, respectively.

However, the Company is not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond the Company's control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination.

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------




NOTE 10. SHARE-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income on a pro forma basis would have been as follows:

                                                   Three months ending March 31,
                                                   -----------------------------
                                                       2004             2003

------------------------------------------------------------------ -------------
Net income, as reported                                4,883            7,852
------------------------------------------------------------------ -------------
Add: Share-based compensation expense included
    in reported net income                                98              277
Deduct: Total share-based compensation expense
    determined under fair value method                  (113)            (302)
------------------------------------------------------------------ -------------
Pro forma net income                                   4,868            7,827
------------------------------------------------------------------ -------------

------------------------------------------------------------------ -------------
Basic and diluted earnings per share - as reported      0.10               n/a
Basic and diluted earnings per share - pro forma        0.09               n/a
------------------------------------------------------------------ -------------

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 11. BUSINESS SEGMENTS

Segmental information for the three months ended March 31, 2004 is as follows:

-------------------------------------------------------------------------------------------------------------------------

                           Germany                                              Elimination
                             and                                                 of inter-
  Three months ended       direct       European      Overseas       Holding       segment       US GAAP        GROHE
    March 31, 2004         exports     subsidiaries  subsidiaries      Level     transactions   adjustments      Group

                        million euro   million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties         77.0         106.0          38.5           0.0           0.0         (0.1)         221.4
    To other segments       135.3          20.5           2.2           0.0       (158.0)           0.0           0.0

EBIT                         27.0          10.2           5.7        (16.9)         (6.9)           4.7          23.8
-------------------------------------------------------------------------------------------------------------------------
Segmental information for the three months ended March 31, 2003 is as follows:

-------------------------------------------------------------------------------------------------------------------------

                           Germany                                              Elimination
                             and                                                 of inter-
  Three months ended       direct       European      Overseas       Holding       segment       US GAAP        GROHE
    March 31, 2003         exports     subsidiaries  subsidiaries      Level     transactions   adjustments      Group

                        million euro   million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties         89.0         112.0          38.1           0.0           0.0         (1.3)         237.8
    To other segments       113.5          14.8           1.1           0.0       (129.4)           0.0           0.0

EBIT                         34.4          12.6           5.9        (27.3)         (9.8)          19.2          35.0
-------------------------------------------------------------------------------------------------------------------------

                            GROHE AKTIENGESELLSCHAFT
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------




A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income before income taxes and minority interests is as follows:

                                               Three months ended March 31,
                                             ----------------------------------

                                                   2004             2003

-------------------------------------------- ---------------- ------------------
Earnings before interest and income taxes
      according to German GAAP                   19,132           15,806
-------------------------------------------- ---------------- ------------------
Adjustments from German GAAP to US GAAP
      Debt issuance cost                            447           10,912
      Business combinations                      11,945           11,939
      Derivative financial instruments and
           foreign currency translation          (7,330)         (2,048)
      Cost of computer software and other
           intangible assets                       (102)            (118)
      Provisions and contingencies                  (52)            (268)
      Special reserves under German GAAP            (97)            (149)
      Pension and other personnel related
           accruals                                 (60)            (866)
      Other                                         (78)            (243)
-------------------------------------------- ---------------- ------------------
Earnings before interest and income taxes
      and minority interests according to US
      GAAP                                       23,805           34,965
-------------------------------------------- ---------------- ------------------
Interest income (expense), net (US GAAP)        (14,342)         (21,973)
-------------------------------------------- ---------------- ------------------
Income before income taxes and
      minority interests according to US
      GAAP                                        9,463           12,992
-------------------------------------------- ---------------- ------------------



Sales by regions are as follows:

                                                Three months ended March 31,
                                             -----------------------------------

                                                   2004              2003

-------------------------------------------- ---------------- ------------------
Germany                                            50,699            58,930
Europe without Germany                            119,566           130,039
Overseas                                           51,118            48,843
        North America                              29,309            27,127
        Far East                                    9,023            10,733
        Rest of world                              12,786            10,983
-------------------------------------------- ---------------- ------------------
                                                  221,383           237,812
-------------------------------------------- ---------------- ------------------

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------





OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003, WHICH WERE PREPARED IN ACCORDANCE WITH US GAAP.

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. THE DISCUSSION AND ANALYSIS BELOW CONTAINS FORWARD-LOOKING STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE. ALL FORWARD LOOKING-STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET OUT ON PAGE III "FORWARD-LOOKING STATEMENTS".


ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



OPERATING RESULTS

SALES

                                          Three months ended March 31,
                                   --------------------------------------------
CONSOLIDATED SALES BY SEGMENT              2004                  2003
                                   --------------------- ----------------------
                                    '000'(euro)    %         '000'(euro)   %
                                   ------------- ------- --------------- ------

Germany and direct exports......       76,856      34.7      87,710       36.9
European subsidiaries...........      106,016      47.9     112,020       47.1
Overseas subsidiaries...........       38,511      17.4      38,082       16.0
                                   ------------- ------- --------------- ------
Total...........................      221,383     100.0     237,812      100.0

Sales of our Germany and direct exports segment include direct export sales from Germany to foreign customers mainly in Eastern Europe and the Middle East. In the following table we have allocated these sales, along with the sales from our European subsidiaries and Overseas subsidiaries segment, to the various regional markets in order to present our consolidated sales by region.

                                          Three months ended March 31,
                                   --------------------------------------------
CONSOLIDATED SALES BY REGION               2004                  2003
                                   --------------------- ----------------------
                                    '000'(euro)    %         '000'(euro)   %
                                   ------------- ------- --------------- ------

Germany.........................      50,699      22.9      58,930       24.8
Europe (excluding Germany)......     119,566      54.0     130,039       54.7
Overseas........................      51,118      23.1      48,843       20.5
        North America...........      29,309      13.2      27,127       11.4
        Far East................       9,023       4.1      10,733        4.5
        Rest of world...........      12,786       5.8      10,983        4.6
                                   ------------- ------- --------------- ------
Total...........................     221,383     100.0     237,812       100.0

Our total sales decreased by (euro) 16,429 or 6.9% from (euro) 237,812 in the three months ended March 31, 2003 to (euro) 221,383 in the three months ended March 31, 2004. We attribute this decrease in total sales to:

o      an increase in sales prices of(euro)3,236 or 1.4%,
o      a decrease in sales volume of a total of(euro)13,079 or 5.5%; and
o unfavorable currency fluctuations of (euro) 6,586 or 2.8% as a consequence of invoicing in foreign currencies other than the Euro.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

We mainly attribute the decrease in sales volume to the implementation of the standard software system SAP R/3 in our major German plants and logistic center as of January 1, 2004. Through the new processes in place after this implementation the efficiency and productivity of the plants and the logistic center had been affected initially more than anticipated. Immediately taken measures have improved the sales development during the first quarter of 2004 and resulted in an all-time high in sales for the month of March 2004. The overall market situation was quite positive in the first quarter. Orders on hand are on a higher level compared to prior year, due to strong increased order intake.

Sales in our Germany and direct exports segment were affected most by the implementation of SAP R/3. Total sales in our Germany and direct exports segment decreased by (euro) 10,854 or 12.4% from (euro) 87,710 in the three months ended March 31, 2003 to (euro) 76,856 in the three months ended March 31, 2004. Total sales in Germany decreased by (euro) 8,231 or 14.0% from (euro) 58,930 in the three months ended March 31, 2003 to (euro) 50,699 in the three months ended March 31, 2004. Direct exports decreased from (euro) 28,780 in the three months ended March 31, 2003 to (euro) 26,157 in the three months ended March 31, 2004. Our direct export sales to Eastern Europe decreased by (euro) 4,158 or 28.7% in the first quarter 2004. Direct exports to the Middle East increased by (euro) 1,787 or 17.0% to (euro) 12,303 in the three months ended March 31, 2004 supported by a stable investment climate in this region. Thus, volume growth and price increases have more than compensated unfavorable currency fluctuations of
(euro) 961.

Total sales in the European subsidiaries segment decreased from (euro) 112,020 in the three months ended March 31, 2003 by (euro) 6,004 or 5.4% to (euro) 106,016 in the three months ended March 31, 2004. This development was mainly due to the high proportion of direct shipments from German logistic centers to a set of European markets. Referring to single countries, we attribute the sales development primarily to:

o Sales increases in Spain by (euro) 1,044 or 7.2% from (euro) 14,585 in the three months ended March 31, 2003 to (euro) 15,629 in the three months ended March 31, 2004;
o Sales increases in the United Kingdom by (euro) 958 or 17.0%, where unfavorable currency fluctuations of (euro) 234 could be more than offset, from (euro) 5,619 in the three months ended March 31, 2003 to (euro) 6,577 in the three months ended March 31, 2004;
o Sales increases in Scandinavia by (euro) 927 or 28.8% from (euro) 3,215 in the three months ended March 31, 2003 to (euro) 4,142 in the three months ended March 31, 2004;
o Slight sales increases in Belgium from (euro) 12,482 in the three months ended March 31, 2003 to (euro) 12,564 in the three months ended March 31, 2004;
o Sales increases in Switzerland by (euro) 699 or 89,5% from (euro) 781 in the three months ended March 31, 2003 to (euro) 1,480 in the three months ended March 31, 2004;
o Sales decreases in France by (euro) 3,728 or 12.3% from (euro) 30,331 in the three months ended March 31, 2003 to (euro) 26,603 in the three months ended March 31, 2004;

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o Sales decreases in Italy by (euro) 3,251 or 17.5% from (euro) 18,611 in the three months ended March 31, 2003 to (euro) 15,360 in the three months ended March 31, 2004; and
o Sales decreases in the Netherlands by (euro) 1,659 or 8.5% from (euro) 19,586 in the three months ended March 31, 2003 to (euro) 17,927 in the three months ended March 31, 2004 which also is impacted by a decline in consumer confidence and weaker disposition to buy.

Including direct exports to European markets of (euro) 13,550 in the three months ended March 31, 2004, total sales in Europe excluding Germany decreased by (euro) 10,473 or 8.1% from (euro) 130,039 in the three months ended March 31, 2003 to (euro) 119,566 in the three months ended March 31, 2004.

Total sales in our overseas subsidiaries segment increased despite continuing negative currency fluctuations by (euro) 429 or 1.1% from (euro) 38,082 in the three months ended March 31, 2003 to (euro) 38,511 in the three months ended March 31, 2004. This was primarily due to:

o Sales increases in the United States of (euro) 1,987 or 8.1% from (euro) 24,594 in the three months ended March 31, 2003 to (euro) 26,581 in the three months ended March 31, 2004. Unfavorable foreign currency fluctuations of (euro) 4,213 could be more than offset by higher sales volume;
o Sales increases in Canada of (euro) 195 or 7.7% from (euro) 2,533 in the three months ended March 31, 2003 to (euro) 2,728 in the three months ended March 31, 2004; and
o Sales decreases in Japan of (euro) 323 or 8.7% from (euro) 3,734 in the three months ended March 31, 2003 to (euro) 3,411 in the three months ended March 31, 2004, which were strongly impacted by negative currency fluctuations.

Sales in overseas markets, including direct exports into this region of (euro) 12,607 in the three months ended March 31, 2004, increased by (euro) 2,275 or 4.7% from (euro) 48,843 in the three months ended March 31, 2003 to (euro) 51,118 in the three months ended March 31, 2004.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------





The following table presents sales in each of our strategic product groups:

                                             Three months ended March 31,
                                       -------------------------------------------
CONSOLIDATED SALES BY PRODUCT GROUPS             2004                  2003
                                       -------------------- ----------------------
                                       '000'(euro)    %         '000'(euro)   %
                                       ------------ ------- --------------- ------

GROHE Designer Faucets & Accessories.      19,693       8.9      20,548        8.6
GROHE Bathroom and Special Fittings..      98,584      44.5     107,482       45.2
GROHE Showers and Shower Systems.....      36,338      16.4      37,847       15.9
GROHE SanitarySystems................      21,930       9.9      23,234        9.8
GROHE Kitchen Faucets................      27,237      12.3      27,986       11.8
Specialty Brands.....................      10,389       4.7      12,072        5.1
Other................................       7,212      3.3        8,643       3.6
                                       ------------ ------- --------------- ------
Total................................     221,383     100.0     237,812      100.0

Sales in our Designer Faucets & Accessories product group decreased by (euro) 855 or 4.2% from (euro) 20,548 the three months ended March 31, 2003 to (euro) 19,693 the three months ended March 31, 2004. However, there was an ongoing positive impact by the Atrio and Tenso product lines and the American style products Seabury and Geneva. The contribution of this strategic product group to our total sales amounted to 8.9% in the three months ended March 31, 2004 compared to 8.6% in the three months ended March 31, 2003.

Sales in our Bathroom and Special Fittings product group decreased by (euro) 8,898 or 8.3% from (euro) 107,482 the three months ended March 31, 2003 to
(euro) 98,584 the three months ended March 31, 2004. The contribution of this strategic product group to our total sales amounted to 44.5% in the three months ended March 31, 2004 compared to 45.2% in the three months ended March 31, 2003.

Sales in our Showers and Shower Systems product group decreased by (euro) 1,509 or 4.0% from (euro) 37,847 in the three months ended March 31, 2003 to (euro) 36,338 in the three months ended March 31, 2004. This development could only be partly offset by a positive contribution of the overseas markets. The contribution of this strategic product group to our total sales amounted to 16.4% in the three months ended March 31, 2004 compared to 15.9% in the three months ended March 31, 2003.

Sales in our SanitarySystems product group decreased by (euro) 1,304 or 5.6% from (euro) 23,234 in the three months ended March 31, 2003 to (euro) 21,930 in the three months ended March 31, 2004. The contribution of this strategic product group to our total sales amounted to 9.9% in the three months ended March 31, 2004 compared to 9.8% in the three months ended March 31, 2003.

Sales in our Kitchen Faucets product group decreased slightly by (euro) 749 or 2.7% from (euro) 27,986 in the three months ended March 31, 2003 to (euro) 27,237 the three months ended March 31, 2004. The

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


contribution of this strategic product group to our total sales amounted to 12.3% in the three months ended March 31, 2004 compared to 11.8% in the three months ended March 31, 2003.

As "Specialty Brands", we sum up the sales of our Aqua and Rotter brands. Sales of our H.D. Eichelberg products we show as "Other". Sales of "Specialty Brands" decreased by (euro) 1,683 or 13.9% from (euro) 12,072 in the three month ended March 31, 2003 to (euro) 10,389 in the three months ended March 31, 2004 representing 5.1% and 4.7% of our sales, respectively. We believe that weak German markets as well as decreasing public project business were the main reasons for this development.

COST OF SALES
Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales decreased significantly by (euro) 10,810 or 8.1% from (euro) 133,499 in the three months ended March 31, 2003 to (euro) 122,689 in the three months ended March 31, 2004. Besides the above mentioned volume effect, this decrease is mainly attributable to ongoing improvements in the manufacturing processes as well as lower raw material prices.

The cost of sales to sales ratio could be reduced from 56.1% in the three months ended March 31, 2003 to 55.4% in the three months ended March 31, 2004, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses decreased by (euro) 1,285 or 2.2%, from (euro) 57,440 in the three months ended March 31, 2003 to (euro) 56,155 in the three months ended March 31, 2004. Selling expenses decreased by 1.6% or
(euro) 797 compared to the same period of prior year. General and administrative expenses declined by 6.0% or (euro) 488 in the three months ended March 31, 2004 compared to prior year. Selling, general and administrative expenses as a percentage of sales increased from 24.2% in the three months ended March 31, 2003 to 25.4% in the three months ended March 31, 2004 primarily due to lower sales in the three months ended March 31, 2004.

RESEARCH AND DEVELOPMENT
Research and development expenditures slightly increased by (euro) 101 or 1.6% from (euro) 6,334 in the three months ended March 31, 2003 to (euro) 6,435 in the three months ended March 31, 2004. This increase in research and development expenditures is in line with budgeted figures and underlines the key role research and development plays in our innovation process. As a percentage of sales, research and

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


development expenditures increased from 2.7% in the three months ended March 31, 2003 to 2.9% in the three months ended March 31, 2004.

AMORTIZATION OF TRADENAME
Amortization of tradename amounted to (euro) 4,846 in the three months ended March 31, 2004 and remained nearly unchanged compared to (euro) 4,838 in the three months ended March 31, 2003.

INTEREST EXPENSE, NET

                               Three months ended March 31,        %change
                            --------------------------------- ------------------

                                                                 Three months
                                                               ended March 31,
                                  2004              2003            2003/04

                            ----------------- --------------- ------------------
Interest income............         367               693            (47.0)
Interest expense...........     (14,709)          (22,666)           (35.1)
                            ----------------- --------------- ------------------
Interest expense, net......     (14,342)          (21,973)           (34.7)
                            ----------------- --------------- ------------------

Net interest expense decreased by (euro) 7,631 or 34.7% from (euro) 21,973 in the three months ended March 31, 2003 to (euro) 14,342 in the three months ended March 31, 2004. Upon the early repayment of the old senior credit facilities in March 2003, unamortized debt issuance cost of (euro) 6,302 related to these credit facilities were charged to interest expense. Not considering this effect, our net interest expense in the three months ended March 31, 2003 would have been (euro) 15,671.

FINANCIAL LOSS FROM INTEREST RATE DERIVATIVES
Our financial loss from interest rate derivatives increased by (euro) 7,228 from
(euro) 984 in the three months ended March 31, 2003 to (euro) 8,212 in the three months ended March 31, 2004. We attribute the losses in the three months ended March 31, 2004 to the decline in interest rates during this period. For further information about our interest rate derivatives please refer to "Quantitative and qualitative disclosure about market risk - Interest rate sensitivity", below.

OTHER INCOME (EXPENSE), NET
Net other income increased by (euro) 511 from (euro) 248 in the three months ended March 31, 2003 to (euro) 759 in the three months ended March 31, 2004. We attribute this increase to:

o an increase in net foreign currency gains of (euro) 371 from (euro) 623 in the three months ended March 31, 2003 to (euro) 994 in the three months ended March 31, 2004;
o professional service costs of (euro) 345 in the three months ended March 31, 2003 related to the repayment of long-term debt from related parties and shareholders. We incurred no such expenses in the three months ended March 31, 2004;

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o a change by (euro) 110 from income from equity method investees of (euro) 45 in the three months ended March 31, 2003 to a loss from equity method investees of (euro) 65 in the three months ended March 31, 2004; and
o an increase in other miscellaneous expenses by (euro) 95 from (euro) 75 in the three months ended March 31, 2003 to (euro) 170 in the three months ended March 31, 2004.

INCOME TAX EXPENSE
Our income tax expense decreased by (euro) 544 or 11.0% from (euro) 4,934 in the three months ended March 31, 2003 to (euro) 4,390 in the three months ended March 31, 2004.

The theoretical income tax expense for the three months ended March 31, 2004 determined using the 2004 German statutory tax rate of 38.2% would be (euro) 3,615 compared to an actual income tax expense of (euro) 4,390. The higher than expected tax of (euro) 775 is mainly due to the effect of non-tax deductible expenses partly offset by the foreign tax rate differential as tax expenses in foreign countries were lower than the German statutory rate.

The theoretical income tax expense for the three months ended March 31, 2003 determined using the 2003 statutory tax rate of 39.5% would be (euro) 5,132 compared to an actual income tax expense of (euro) 4,934. In the three months ended March 31, 2003 the effect of non-tax deductible expenses was overcompensated by the foreign tax rate differential and other smaller items.



NET INCOME
Our net income decreased by (euro) 2,969 or 37.8% from (euro) 7,852 in the three months ended March 31, 2003 to (euro) 4,883 in the three months ended March 31, 2004.


ADJUSTED CONSOLIDATED EBITDA

Our adjusted consolidated EBITDA decreased by (euro) 8,083 or 14.8% from (euro) 54,639 in the three months ended March 31, 2003 to (euro) 46,556 in the three months ended March 31, 2004. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and 2003 is as follows:

                                                                                  Three months ended March 31,
                                                                                ----------------------------------
                                                                                      2004            2003 (1)
                                                                                ----------------- ----------------

Net income as reported in the consolidated statements of operations.............       4,883            7,852
Income tax expense..............................................................       4,390            4,934
Interest (income) expense, net .................................................      14,342           21,973
Financial loss from interest rate
derivatives.....................................................................       8,212              984
Depreciation, amortization and impairment charges...............................      14,729           14,636
Adjustment related to currency derivatives2)....................................           0            3,915
Costs related to the refinancing of shareholder loans...........................           0              345
                                                                                ----------------- ----------------

Adjusted EBITDA.................................................................      46,556           54,639
                                                                                ================= ================


1) Beginning January 1, 2004 we slightly modified the definition of adjusted EBITDA. The calculation for 2003 has been revised accordingly.
2) Beginning 2004 there are no significant timing differences between the recognition of results from currency derivatives and the hedged sales transactions due to the application of hedge accounting beginning in 2003. For 2003 we adjusted EBITDA to consider income resulting from our currency derivative financial instruments in EBITDA when realized.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES


WORKING CAPITAL

As in previous years, we intend to finance working capital requirements from funds that our operations generate. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At March 31, 2004 and December 31, 2003, we had available (euro) 69,992 and (euro) 68,511 lines of credits with several banks to finance working capital requirements. An amount of (euro) 50,000 of the credit lines as of March 31, 2004 represents the revolving facility which is available to us until December 2009 and which is part of our senior credit facility. The remaining (euro) 19,992 of available lines of credit relate to various loans of our operating subsidiaries. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.



NET CASH USED FOR OPERATING ACTIVITIES
Net cash used for operating activities increased by (euro) 9,447 or 89.1% from
(euro) 10,603 in the three months ended March 31, 2003 to (euro) 20,050 in the three months ended March 31, 2004.

Our working capital requirements generally increase in the first quarter of a fiscal year compared to year end. Net working capital requirements for accounts receivable, inventory and accounts payable increased by (euro) 43,673 in the three months ended March 31, 2003 and by (euro) 36,353 in the three months ended March 31, 2004. This positive effect on our cash flow from operating activities was offset by movements in prepaid expenses and other assets and other accrued expenses and liabilities:

o In the three months ended March 31, 2003, movements in prepaid expenses and other assets partly resulted from the write-off of unamortized debt issuance cost of (euro) 6,302 related to our refinanced senior credit facility. Not considering this effect, capital requirements from movements in prepaid expenses and other assets amounted to (euro) 110 in the three months ended March 31, 2003 compared to (euro) 3,170 in the three months ended March 31, 2004.
o Capital requirements from movements in other accrued expenses and liabilities increased from (euro) 3,652 in the three months ended March 31, 2003 to (euro) 8,429 in the three months ended March 31, 2004.

In addition to the effects described above, we mainly attribute the decrease in cash flows from operating activities to our decreased sales in the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NET CASH USED FOR INVESTING ACTIVITIES
Net cash used for investing activities decreased by (euro) 2,080 or 26.0% from
(euro) 8,015 in the three months ended March 31, 2003 to (euro) 5,935 in the three months ended March 31, 2004. Purchases of property plant and equipment increased by (euro) 2,213 from (euro) 3,597 in the three months ended March 31, 2003 to (euro) 5,810 in the three months ended March 31, 2004. Investments in software decreased by (euro) 2,834 from (euro) 3,017 in the three months ended March 31, 2003 to (euro) 183 in the three months ended March 31, 2004. Investments in software in 2003 related primarily to the implementation of the standard software system SAP R/3. We launched the new software on January 1, 2004 in our principal German plants and logistics center. In the three months ended March 31, 2003 an amount of (euro) 2,208 was used for the acquisition of the remaining minority shares in a subsidiary company.

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Net cash provided by (used for) financing activities changed by (euro) 17,865 from net cash used for financing activities of (euro) 6,566 in the three months ended March 31, 2003 to net cash provided by financing activities of (euro) 11,299 in the three months ended March 31, 2004.

Cash provided by financing activities in the three months ended March 31, 2004 relates essentially to the decrease in restricted cash of (euro) 13,236 in that period. Under the new senior credit facility, we have agreed to deposit certain cash amounts into a bank account from which we can make no withdrawals other than in accordance with the senior facility agreement without consent from the financing banks. Prior to the refinancing in March 2003, similar provisions applied to the old senior credit facility. In the three months ended March 31, 2003 restricted cash decreased by (euro) 6,619.

Repayments of short-term debt amounted to (euro) 1,287 and principal payments on long-term debt to banks amounted to (euro) 650 in the three months ended March 31, 2004.

In the three months ended March 31, 2003 we repaid the outstanding amounts under the old senior credit facilities of (euro) 335,416 with the proceeds of the new senior credit facilities of (euro) 330,000 and with existing cash. Including repayments of other long-term debt to banks of (euro) 710 in the three months ended March 31, 2003, cash net of refinanced amounts used to repay long-term debt to banks amounted to (euro) 6,126.

Cash payments for fees and professional services related to the refinancing in March 2003 amounted to (euro) 7,059 in the three months ended March 31, 2003.

                            GROHE AKTIENGESELLSCHAFT
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


CAPITAL RESOURCES
Cash and cash equivalents amounting to (euro) 71,299 as of December 31, 2002 decreased by (euro) 25,381 to (euro) 45,918 as of March 31, 2003.

Cash and cash equivalents amounting to (euro) 56,623 as of December 31, 2003 decreased by (euro) 14,444 to (euro) 42,179 as of March 31, 2004.

CAPITAL EXPENDITURES

We finance our capital expenditures primarily from operating cash flows, except for capital expenditures on the expansion of our production facilities. In the past, we have partly financed investments in new plants by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows.

We believe that our manufacturing facilities are generally in good condition. We do not anticipate that substantial capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.


OFF-BALANCE SHEET ARRANGEMENTS

There has been no material change related to off-balance sheet arrangements since December 31, 2003.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

There has been no material change in our contractual obligations since December 31, 2003.

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------





QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.


INTEREST RATE SENSITIVITY

We have a significant amount of long-term debt and are exposed to interest rate risk from these debt instruments. Our senior credit facility bears interest at a variable rate and changes in interest rates affect the interest payments on this credit facility. To mitigate the interest rate risk from our long-term variable rate debt we use interest rate derivatives. Our 11.5% senior notes bear interest at a fixed rate. Changes in interest rates will not impact interest payments on our fixed rate debt instruments during the term of these instruments. However, a decrease in interest rates results in an increase in fair market value of these debt instruments.

The following table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates for debt obligations as of March 31, 2004:

                 INTEREST RATE SENSITIVITY FOR DEBT OBLIGATIONS
                              AS OF MARCH 31, 2004
------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fair value
                                                                                                            March 31,
                                    2004      2005       2006      2007      2008    Thereafter   Total       2004
                                 ---------------------------------------------------------------------------------------
Short-term debt to banks
  denominated in Japanese yen;
  average fixed rate at 1.09%           997          0         0         0          0         0        997          997
Long-term debt to banks;
  variable rate at 2.25% above
  EURIBOR*)                          35,000     50,000    65,000    80,000     90,000    95,000    415,000      415,000
Long-term debt to banks;
  variable rate at 2.75% above
  EURIBOR*)                               0          0         0         0          0   100,000    100,000      100,000
Long-term debt to banks; fixed
  rates at 5.05% to 7.07%             3,283      1,743       697       701        705     2,795      9,924       10,398
Long-term debt to shareholders
  and related parties; fixed
  rate at 5.0%                            0          0         0         0          0   113,909    113,909       72,288
Notes; fixed rate at 11.5%                0          0         0         0          0   200,000    200,000      230,000

*) The margins of 2.25% and 2.75% above EURIBOR will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement.

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

To mitigate the effect of interest rate changes on interest paid on our variable long-term debt to banks, we have entered into interest rate swap, cap and collar agreements. With the swap agreements, we exchanged the short-term variable rate of our senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The total notional amount of interest rate derivatives effective as of March 31, 2004 was (euro) 517,745 compared to (euro) 515,000 debt outstanding under our variable rate senior credit facility as of that date. The volume of the interest rate derivatives as of March 31, 2004 decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 21, 2008. The following table sets out the notional amount of our interest rate derivatives by expected maturity, the weighted average swap, cap and floor rates and the fair value of the instruments as of March 31, 2004. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                          INTEREST RATE SENSITIVITY FOR INTEREST RATE DERIVATIVE INSTRUMENTS
                                                    AS OF MARCH 31, 2004
------------------------------------------------------------------------------------------------------------------------
                                                                                                             Fair value
                                                                                                             March 31,
                                      2004       2005      2006       2007      2008    There-after Total      2004
                                   ---------- --------- ---------- --------- --------- ---------- --------- ------------
INTEREST RATE COLLAR:
----------------------
Basis rate is 6-months EURIBOR;
  cap rate is 5.20% (8.00% in
  case 6-months EURIBOR is
  higher than 8.00%);
  floor rate is 3.00%                146,996         0          0         0         0          0   146,996      (1,889)
COMBINED INTEREST RATE SWAP
AND CAP AGREEMENTS:
--------------------------------
Pay rate is 5-year swap rate for
  6-months EURIBOR with a cap at
  5.07% and receive rate is
  3-months EURIBOR                    71,837         0          0         0         0          0    71,837        (502)
Pay rate is 5-year swap rate for
  3-months EUROLIBOR with a cap
  at 4.99% and receive rate is
  3-months LIBOR                      63,912         0          0         0         0          0    63,912        (454)
Pay rate is 5-year swap rate for
  6-months  EURIBOR with a cap at
  3.77% and receive rate is
  6-months EURIBOR                         0         0          0         0   200,000          0   200,000      (5,084)
INTEREST RATE SWAP AGREEMENTS:
------------------------------
Pay rate is 2.73% and receive
  rate is 6-months EURIBOR            35,000         0          0         0         0          0    35,000        (251)
Effective as of July 29, 2004;
  pay rate is 3.14% and receive
  rate is 6-months EURIBOR                 0    40,000          0         0         0          0    40,000        (443)
Effective as of July 29, 2004;
  pay rate is 3.38% and receive
  rate is 6-months EURIBOR                 0         0     65,000         0         0          0    65,000      (1,181)
Effective as of July 29, 2004;
  pay rate is 3.68% and receive
  rate is 6-months EURIBOR                 0         0          0    80,000         0          0    80,000      (2,338)
Effective as of July 30, 2004;
  pay rate is 4.09% and receive
  rate is 6-months EURIBOR                 0         0          0         0    65,000          0    65,000      (2,540)


                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

We entered into our interest rate derivatives at zero cost. The fair market value of our interest rate derivatives at the respective balance sheet date depends on the expected development of market interest rates and the remaining duration of the instruments. Generally, if interest rates decrease, the fair market value of our interest rate derivatives will also decrease and if interest rates increase, the fair market value of our interest rate derivatives will increase. The following table reconciles the changes in the fair market values of our interest rate derivatives:

                                                                                   Three months ended March 31,
                                                                                  --------------------------------
                                                                                       2004             2003
                                                                                  ---------------- ---------------
    Fair value of contracts outstanding at the beginning of period................   (10,318)         (7,144)
        Amounts paid under the contracts..........................................     3,848             363
        Other changes in fair market value .......................................    (8,212)           (984)
    Fair value of contracts outstanding at end of period..........................   (14,682)         (7,765)




EXCHANGE RATE SENSITIVITY

The following table provides information by functional currencies about our currency forward contracts and other financial instruments that are sensitive to changes in foreign exchange rates as of March 31, 2004. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forward contracts, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------





                                    FOREIGN CURRENCY SENSITIVITY AS OF MARCH 31, 2004
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE SETTLEMENT RATES

                                                                                                               Fair value
                                                                                                                March 31,
                                             2004      2005      2006     2007      2008   There-after Total      2004
                                           --------------------------------------------------------------------------------
Short-term debt to banks denominated in
Japanese yen; average fixed rate at 1.09%        997         0        0         0        0         0       997         997

Long-term debt to banks denominated in
Thailand baht; fixed rate at 5.75%             1,124     1,050        0         0        0         0     2,174       2,174

                                                                                                                 ----------
Total debt denominated in foreign currencies                                                                         3,171

                                                                                                                 ==========

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:

PAY US DOLLAR / RECEIVE EURO FORWARDS                                                                               9,754
-------------------------------------
                                                                                                                 ----------
  Number of individual contracts                  31         9        0         0        0         0        40
  Average notional amount                      2,191     3,445        0         0        0         0     2,473
  Total notional amount of USD contracts      67,926    31,005        0         0        0         0    98,931
  Average settlement rate (euro/USD)          0.9124    0.8806        0         0        0         0    0.9024
  For information purposes:
     Exchange rate at
       March 31, 2004 (euro/USD)                                                                        0.8159


PAY JAPANESE YEN / RECEIVE EURO FORWARDS                                                                              (27)
----------------------------------------
  Number of individual contracts                   7         0        0         0        0         0         7
  Average notional amount                        786         0        0         0        0         0       786
  Total notional amount of Yen contracts       5,502         0        0         0        0         0     5,502
  Average settlement rate (euro/100 yen)      0.7906         0        0         0        0         0    0.7906
  For information purposes:
     Exchange rate at
       March 31, 2004 (euro/100 yen)                                                                    0.7860

PAY BRITISH POUND / RECEIVE EURO FORWARDS                                                                            (283)
-----------------------------------------
  Number of individual contracts                  12         3        0         0        0         0        15
  Average notional amount                      1,076     1,496        0         0        0         0     1,160
  Total notional amount of GBP contracts      12,909     4,488        0         0        0         0    17,397
  Average settlement rate (euro/GBP)          1.4542    1.4592        0         0        0         0    1.4555
  For information purposes:
     Exchange rate at
       March 31, 2004 (euro/GBP)                                                                        1.4959


PAY CANADIAN DOLLAR / RECEIVE EURO FORWARDS                                                                           331
-------------------------------------------
  Number of individual contracts                  26         9        0         0        0         0        35
  Average notional amount                        344       520        0         0        0         0       389
  Total notional amount of CAD contracts       8,948     4,677        0         0        0         0    13,625
  Average settlement rate (euro/CAD)          0.6388    0.6438        0         0        0         0    0.6405
  For information purposes:
     Exchange rate at
       March 31, 2004 (euro/CAD)                                                                        0.6236


                                                                                                                 ----------
Subtotal Japanese yen, British pound and Canadian
    dollar exchange rate derivative financial instruments                                                              21

                                                                                                                 ----------

Total exchange rate derivative
    financial instruments                                                                                           9,775

                                                                                                                 ==========

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



We use the notional amount of US dollar foreign currency forwards of (euro) 98,931 as of March 31, 2004 to hedge accounts receivable denominated in US dollar of (euro) 22,111 and anticipated US dollar sales within the next nine months. We use the aggregated notional amount of (euro) 36,524 of Japanese Yen, British pound and Canadian dollar foreign currency forward contracts to hedge accounts receivable and anticipated sales in these currencies.

The fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount. Based on a notional amount of US dollar foreign currency forward contracts of (euro) 98,931 as of March 31, 2004, a 10% increase in the euro to US dollar exchange rate would reduce the fair market value of our US dollar foreign currency contracts by approximately (euro) 9.9 million.

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------




The following table reconciles the changes in the fair market values of our foreign currency contracts:

                                                                                   Three months ended March 31,
                                                                                  --------------------------------
                                                                                       2004             2003
                                                                                  ---------------- ---------------
 US DOLLAR FORWARD CONTRACTS:
    Fair value of contracts outstanding at the beginning of period................       15,546          13,975
        Realized contracts during the period......................................       (3,469)         (5,036)
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................       (2,456)          5,262
        Other changes in fair market value .......................................          133             960
    Fair value of contracts outstanding at end of period..........................        9,754          15,161

 FORWARD CONTRACTS DENOMINATED IN OTHER CURRENCIES:
    Fair value of contracts outstanding at the beginning of period................        1,221           1,510
        Realized contracts during the period......................................         (295)           (457)
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................         (863)          1,100
        Other changes in fair market value........................................          (42)           (111)
    Fair value of contracts outstanding at end of period..........................           21           2,042

 TOTAL AMOUNTS FOR ALL CURRENCIES:
    Fair value of contracts outstanding at the beginning of period................       16,767          15,485
        Realized contracts during the period......................................       (3,764)         (5,493)
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................       (3,319)          6,362
        Other changes in fair market value........................................           91             849
    Fair value of contracts outstanding at end of period..........................        9,775          17,203

We designated most of our foreign currency forward contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. We included net losses of (euro) 3,319 and net gains of (euro) 6,362, before tax, resulting from changes in the fair market value of foreign currency forwards in other comprehensive income in the three months ended March 31, 2004 and 2003, respectively. We reclassified net gains of (euro) 1,603 and
(euro) 729, before tax, from other comprehensive income to earnings in the three months ended March 31, 2004 and 2003, respectively. The reclassified amounts were included in the same financial statements line items as the hedged transaction in our consolidated statements of operations. In the three months ended March 31, 2003, other changes in fair market value of (euro) 849 in the table above are included in

                            GROHE AKTIENGESELLSCHAFT
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


other income and expense and mainly relate to derivatives not designated as accounting hedges that were used to economically hedge foreign currency accounts receivable.

COMMODITY PRICE SENSITIVITY

There has been no material change related to the risk resulting from our commodity inventory compared to December 31, 2003. The following table provides information about our fixed price purchase commitments that are sensitive to changes in commodity prices. The table presents notional amount and fair value as of March 31, 2004.



FIXED-PRICE PURCHASE COMMITMENTS:

                   Notional amount by expected maturity           Fair value
              ----------------------------------------------

                2004           2005                Total
              ------------ ----------------  ---------------     -------------

Brass            13,292          8,852              22,144          26,494

Zinc                842            920               1,762           1,858

Copper            3,246            486               3,732           5,046

GROHE AKTIENGESELLSCHAFT



Consolidated EBITDA
Three months ended March 31, 2004 and 2003

GROHE AKTIENGESELLSCHAFT



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:


The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with US GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income
(loss), cash flow or other measures of financial performance reported in accordance with US GAAP.

                                                                      Three months ended      Three months ended
                                                                        March 31, 2004          March 31, 2003
                                                                    ----------------------- ------------------------
Consolidated net income (loss) as defined in the Indenture:
   Net income (loss) as reported in the consolidated statements of
         operations                                                    4,883                  7,852
   Income from equity method investees not received as a cash
         distribution                                                      0                      0
                                                                    ------------            -----------
      Consolidated net income (loss) as defined in the Indenture       4,883                  7,852

Additions to / deductions from consolidated net income:
   Income tax expense                                                             4,390                    4,934
   Consolidated interest expense
      Interest expense as reported in the consolidated statements
         of operations                                                14,709                 22,666
      Net payments pursuant to interest rate swaps                     3,848                    363
                                                                    ------------            -----------
         Total consolidated interest expense                                     18,557                   23,029
   Depreciation expense                                                           8,276                    8,808
   Amortization of software                                                       1,607                      990
   Amortization of tradename                                                      4,846                    4,838
   Noncash charges                                                                   98                      277
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                                           42,657                   50,728
--------------------------------------------------------------------------------------------------------------------

GROHE AKTIENGESELLSCHAFT



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GERMAN GAAP FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:



The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with German GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below.

                                                                  Three months ended          Three months ended
                                                                    March 31, 2004              March 31, 2003
                                                               -------------------------- ---------------------------
 Consolidated net income (loss) as defined in the Indenture:
    Net income as reported in the consolidated statements of
       operations                                                (2,523)                     (5,138)
    Profit attributable to minority interests                      (190)                       (207)
    Income from equity method investees
       not received as a cash distribution                            0                           0
                                                               ------------               -------------
          Consolidated net income (loss) as defined in the                     (2,713)                     (5,345)
            Indenture

 Additions to / deductions from consolidated net income:
    Income tax expense                                                          6,715                       6,933
    Consolidated interest expense
       Interest expense a s reported in the consolidated
          statements of operations                                             15,307                      14,704
    Depreciation expense                                                        8,227                       8,622
    Amortization of software                                                    1,505                         810
    Amortization of goodwill and tradename from acquisitions                   16,791                      16,777
    Noncash charges                                                               384                       8,637
---------------------------------------------------------------------------------------------------------------------
 EBITDA                                                                        46,216                      51,138
---------------------------------------------------------------------------------------------------------------------